

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2020

Corey D. Code
Chief Financial Officer
Ovintiv Inc.
Suite 1700, 370 17th Street
Denver, Colorado 80202

      Re: Ovintiv Inc.
          Form 10-K for the Year Ended December 31, 2019
          Filed February 21, 2020
          File No. 001-39191

Dear Mr. Code:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Energy & Transportation